FLUSHING SAVINGS BANK, FSB

401(k) SAVINGS PLAN
FINANCIAL STATEMENTS

As of December 31, 2007 and 2006 and
for the year ended December 31, 2007
and Supplemental Schedules

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Index

Page(s)

Report of Independent Registered Public Accounting Firm	2

Financial statements:
Statements of net assets available for plan benefits
as of December 31, 2007 and 2006	3

Statement of changes in net assets available for plan benefits
for the year ended December 31, 2007	4

Notes to financial statements	5 – 14

Supplemental schedules*:
Schedule H, line 4i - Schedule of Assets (Held at End of Year)	15

Schedule H, line 4j - Schedule of Reportable Transactions for the
year ended December 31, 2007	16

* Other schedules required by 29 CFR 2520.103-9 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants

Flushing Savings Bank, FSB 401(k) Savings

We have audited the accompanying statements of net assets available for plan benefits of the Flushing Savings Bank, FSB 401(k) Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2007. These financial statements and the supplemental schedules of Schedule of Assets (Held at end of year) and Reportable Transactions are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for plan benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Schedule of Assets (Held at end of year) and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GRANT THORNTON LLP

New York, New York

June 30, 2008

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

	As of December 31,
	2007	2006

Assets:

Investments at fair value	$7,483,649	$7,425,486
Participant loans	191,614	161,651
	7,675,263	7,587,137

Receivables:
Employer contributions receivable	390,592	---
Other receivable	---	3,960
Total receivables	390,592	3,960

Cash	---	11,584

Total assets available for plan benefits, at fair value	8,065,855	7,602,681

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment contracts	2,076	---

Total assets available for plan benefits	8,067,931	7,062,681

Liabilities:

Other liabilities	---	8,892

Net assets available for plan benefits	$8,067,931	$7,593,789

The accompanying notes are an integral part of these financial statements

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

For the year ended
December 31, 2007
Additions to net assets attributed to:

Investment income:
Dividends and interest	$ 81,748

Contributions:
Employer cash contributions, net of forfeitures	96,435
Employer non cash contributions (FFIC common stock)	501,849
Participants	582,028
Rollovers	6,741
Total contributions	1,187,053

Net appreciation in fair value of investments	274,820

Total additions	1,543,621

Deductions from net assets attributed to:

Certain deemed distributions of participant loans	33,516
Administrative expenses	10,132
Benefits paid to participants	1,025,831

Total deductions	1,069,479

Net increase	474,142

Net assets available for plan benefits – December 31, 2006	7,593,789

Net assets available for plan benefits – December 31, 2007	$8,067,931

The accompanying notes are an integral part of this financial statement

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements

1.	Description of Plan:

The following description of Flushing Savings Bank, FSB 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Flushing Savings Bank, FSB (the “Bank”) is a wholly-owned subsidiary of Flushing Financial Corporation (the "Company"), a publicly-held corporation whose stock trades on the Nasdaq under the symbol FFIC.

a.	General:

The Plan is a tax-deferred savings plan which began on September 1, 1987, and covers all salaried employees of Bank and participating affiliates who have completed one year of service and are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). For the Plan year ended December 31, 2007, the Plan Trustee was RSGroup Trust Company. On May 1, 2008 the Plan Trustee was changed to Prudential Bank & Trust, FSB. Also effective as of May 1, 2008, the Plan was amended to add the Flushing Financial Corporation Stock Based Profit Sharing Plan (the "PSP"). The PSP was established November 21, 1995 as a defined contribution plan for eligible employees who have met the Plan's age and service eligibility requirements. PSP contributions will be segregated from other employee and employer contributions made to the Plan. Effective as of October 1, 2006, the Plan was amended to add a Defined Contribution Retirement Program (the "DCRP"). Under the DCRP, eligible employees who have met the Plan's age and service eligibility requirements, whether or not they have elected to join the Plan, had a contribution made to their individual accounts equal to 4% of their base compensation during the Plan year. DCRP contributions are segregated from other employee and employer contributions made to the Plan. In prior Plan years, participants were not permitted to redirect the Bank’s matching contribution that were made to the Flushing Financial Corporation Stock Fund. Effective March 30, 2007 the Plan was amended to allow all funds, including the Bank's matching contributions made to the Flushing Financial Corporation Stock Fund, to be redirected in one percent increments into any of the Plan's investment accounts at the participant's discretion.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

b.	Contributions:

Participant contributions can be no less than 1% nor greater than 25% of their base compensation for each plan year. Participant contributions could not exceed $15,500 annually for the plan year ended December 31, 2007, adjusted as prescribed under the Internal Revenue Code. The Bank will match 50% of each participant’s basic contributions up to a maximum of 3% of the participant’s base compensation. Of the 50% match, one half of the match will be initially invested into the Flushing Financial Corporation Stock Fund, which the participant has the ability to re-allocate. The remaining half of the match will be invested into corresponding participant directed investment accounts. Currently, contributions to the Plan are not subject to Federal, State, or Local income taxes until withdrawn from the Plan. Participant forfeitures serve to reduce the contribution due from the Bank. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants who have reached the age of 50 before the end of the Plan year are eligible to make catch-up contributions. DCRP contributions will be initially invested into the Flushing Financial Corporation Stock Fund. Employer non cash contributions reported on the Statements of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2007, includes $390,592 in contributions receivable. This receivable represents the DCRP contribution for the year ended December 31, 2007, which was made January 31, 2008.

c.	Participant accounts:

Each participant’s account is credited with the participant’s contributions, the Bank’s matching and DCRP contributions, and related net earnings thereon. The Plan assets, at December 31, 2007, were segregated into twelve investment accounts: PIMCO Total Return Fund, T. Rowe Price Equity Income Fund, SSgA S&P 500 Index Fund, Alger LargeCap Growth Institutional Portfolio, RSI Retirement Trust International Equity Fund, Alger MidCap Growth Institutional Portfolio, Neuberger Berman Genesis Fund, Wells Fargo Stable Return Fund, Fiserv Trust Sunrise Retirement Diversified Income Fund, Fiserv Trust Sunrise Retirement Balanced Fund, Fiserv Trust Sunrise Retirement Balanced Equity Fund, and Flushing Financial Corporation Stock Fund. All of the Plan assets except for the Flushing Financial Corporation Stock Fund were held by RSGroup Trust Company prior to July 1, 2007. On July 2, 2007, the Flushing Financial Corporation Stock Fund was transferred from HSBC Bank USA to RSGroup Trust Company. During December 2007, all of the Plan's assets were transferred from RSGroup Trust Company to Fiserv Trust Company. On May 1, 2008 the Plan Trustee was changed from RSGroup Trust Company to Prudential Bank & Trust, FSB, at which point the transfer of all of the Plan's assets from Fiserv Trust Company to Prudential Retirement Services was commenced. Effective May 11, 2008 the transfer of assets from Fiserv Trust Company to Prudential Retirement Services was completed. Certain assets are not allocated to the above investment accounts. These unallocated amounts, which are temporarily invested in a Fiserv Money Market Account, represent contributions pending allocation to the designated investment accounts. In accordance with the provisions of the Plan, net assets are to be valued from time to time, but not less often than monthly, and the increase or decrease in such value since the last valuation date is allocated among the participants’ accounts so as to preserve each participant’s beneficial interest in the Plan.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

d.	Vesting:

Participants are immediately 100 percent vested in their salary deferral contributions plus earnings thereon. Vesting of employer contributions on behalf of each participant is based on continuous years of service. A participant is 100 percent vested after six years of credited service. DCRP contributions are 100 percent vested after five years of credited service. Effective March 30, 2007 the Plan was amended so that all employer contributions are 100 percent vested after five years of credited service.

e.	Investment options:

Upon enrollment in the Plan, a participant may direct employee contributions in one percent increments into the sixteen offered investment accounts. Thereafter, a participant may direct investment changes in their accounts daily, including DCRP contributions. However, prior to March 30, 2007 participants were not permitted to redirect the Bank’s matching contribution that was made to the Flushing Financial Corporation Stock Fund. Effective March 30, 2007 the Plan was amended to allow all funds, including the Bank's matching contributions made to the Flushing Financial Stock Fund, to be redirected in one percent increments into the offered investment accounts.

f.	Payment of benefits:

Upon termination of service, a participant is entitled to receive a lump sum or, in certain circumstances, quarterly, semi-annual, or annual installments, equal to the value of his or her account to the extent such funds are vested. If a participant's employment with the Company is terminated for any other reason than death, disability or retirement and the account balance does not exceed $1,000, the Plan will automatically distribute a lump-sum payment to the participant.

g.	Voting rights:

With respect to the Flushing Financial Corporation Common Stock Fund, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account, and is notified by the Trustee prior to the time that such rights are to be exercised. With respect to shares of stock credited to participant accounts as to which the Trustee did not receive timely voting instructions and shares of stock not credited to participant’s account, the Trustee shall vote all such shares of stock in the same proportion as were voted shares as to which participants provided timely instructions. For the other stock funds, the shares are voted at the discretion of the Plan Trustee.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

h.	Loans to participants:

Loans are made available to all participants on a uniform and nondiscriminatory basis. All loans must be adequately collateralized and amortized over a period not to exceed five years unless the loan is to purchase the principal residence of a participant, in which case, the term cannot exceed ten years. Loans must bear a reasonable rate of interest (currently prime rounded to the nearest one quarter of one percent). Loans are limited by the Internal Revenue Code Section 72(p) and may not exceed the lesser of: (i) 50% of the net value of a participant’s vested account balance (excluding DCRP contributions and any earnings thereon) or (ii) $50,000 reduced by the largest outstanding loan balance in the Plan during the preceding 12 months. At December 31, 2007, outstanding loans bore interest rates in the range of 4.0% to 8.25%.

i.	Forfeited accounts:

At December 31, 2007, forfeited nonvested accounts totaled $8,671 which will be used to reduce future employer contributions. In 2007, employer contributions were reduced by $15,074 from forfeited nonvested accounts.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

2.	Summary of Significant Accounting Policies:

a.	Basis of presentation:

The accompanying financial statements have been prepared using the accrual method of accounting. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, common collective trusts that are considered to be fully benefit-responsive investment contracts are required to be presented at fair value in the Statement of Net Assets Available for Plan Benefits, with an adjustment from fair value to the investments contract value within the statement, and in the Statement of Changes in Net Assets Available for Plan Benefits, on a contract value basis. The contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. At December 31, 2007 the Plan invested in one common collective trust, the Wells Fargo Stable Return Fund.

b.	Investment Valuation and Income Recognition:

The Plan’s investments are stated at fair value except as noted above, using market quotations where available. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Loans receivable from participants are valued at outstanding balances, which approximate fair value.

The Plan presents interest and dividend income and net appreciation (depreciation) in the fair value of its investments in the statement of changes in net assets available for plan benefits. Net appreciation (depreciation) in the fair value of its funds and common stock consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Interest and dividends consist of interest payments received or accrued on interest bearing securities such as money market securities and dividend payments received or accrued on the ex-dividend date from individual securities such as common and preferred stock. Dividend and interest income on investments held by the funds are reinvested by each fund. Purchases and sales of securities are recorded on a trade date basis.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

c.	Expenses:

The ordinary administrative expenses of the Plan, including compensation of the Trustee and other administrative expenses of the Trustee are paid from the Plan unless paid by the Bank at its discretion. For the year ended December 31, 2007 the Bank elected to pay the expenses of the Plan's Trustees.

d.	Payment of benefits:

Benefit payments to participants are recorded upon distribution.

e.	Estimates:

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits at the date of the financial statements, the changes in net assets available for plan benefits during the period, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

f.	Risks and uncertainties:

The Plan currently invests in ten mutual funds, one stable value fund and one equity fund, which contains the Fiserv Institutional Money Market Fund. These investments are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities in which these funds may invest, and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

g.	Recent accounting pronouncements:

In September 2006 the FASB issued SFAS No. 157, “Fair Value Measurements.” The Statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The Statement is effective for all financial statements issued for fiscal years beginning after November 15, 2007. Adoption of SFAS No. 157 is not expected to have a material impact on the financial statements of the Plan.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

3.	Investments

The following table presents investments that represent five percent or more of the Plan’s net assets.

	As of December 31,
	2007	2006

RSGroup Trust Company Stable Value Fund, none and 19,735.563 shares respectively.	----	$ 700,001
Wells Fargo Stable Return Fund, 15,969.017 and none shares respectively.	$ 641,156	----
T. Rowe Price Equity Income Fund, 38,837.093 and 35,308.464 shares, respectively.	1,087,827	1,040,187
SSgA S&P 500 Index Fund, 69,170.429 and 66,924.831 shares, respectively.	1,671,849	1,558,679
Neuberger Berman Genesis Fund, 19,676.724 and 16,364.573 shares, respectively.	969,669	781,081
Flushing Financial Corporation Common Stock, 135,440 and 156,903 shares, respectively.	2,173,812*	2,678,334*

* Nonparticipant-directed prior to March 30, 2007. Effective March 30, 2007 all investments are participant-directed.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $274,820, as follows:

For the year ended
December 31, 2007

Flushing Financial Corporation Stock Fund	$ (146,302)
RSGroup Trust Company Conservative Asset Allocation Fund	2,138
RSGroup Trust Company Moderate Asset Allocation Fund	978
RSGroup Trust Company Aggressive Asset Allocation Fund	3,139
RSGroup Trust Company Stable Value Fund	26,469
Alger MidCap Growth Institutional Portfolio	50,625
Alger LargeCap Growth Institutional Portfolio	7,708
Neuberger Berman Genesis Fund	174,811
RSI Retirement Trust International Equity Fund	11,342
T. Rowe Price Equity Income Fund	32,646
SSgA S&P 500 Index Fund	89,630
PIMCO Total Return Fund	20,878
Wells Fargo Stable Return Fund	1,911
Fiserv Trust Sunrise Retirement Diversified Income Fund	(289)
Fiserv Trust Sunrise Retirement Balanced Fund	(374)
Fiserv Trust Sunrise Retirement Balanced Equity Fund	(490)
Net appreciation	$ 274,820

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

4.	Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

December 31, 2006

Flushing Financial Corporation common stock	$2,678,334
HSBC Bank USA Collective Trust Short Term Investment Fund Directed	131,569
Flushing Financial Corporation Stock Fund	$2,809,903

Effective March 30, 2007 the Plan was amended to allow participants to direct all of their investments, including funds contributed by the Company in the form of Flushing Financial Common Stock, into any of the Plan's investment accounts at the participant's discretion. Therefore none of the Plan's assets were nonparticipant-directed as of December 31, 2007.

5.	Plan Termination:

Although it has not expressed any intent to do so, the Bank specifically reserves the right, at any time, to terminate the Plan or to amend, in whole or in part, any or all of the provisions of the Plan, subject to the provisions of ERISA and approval of the Directors. In the event of termination or partial termination of the Plan or upon complete discontinuance of contributions under the Plan, the accounts of each affected participant shall become 100% vested and fully distributable, in accordance with the Internal Revenue Code and all income tax regulations promulgated thereunder.

Continued

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

Notes to Financial Statements, continued

6.	Federal Tax Status:

The Internal Revenue Service ("IRS") has determined and informed the Company by a signed letter dated March 24, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Based on the opinions of the Plan’s Trustee and outside legal counsel, amendments to the Plan subsequent to this date did not require the Plan to be resubmitted to the IRS. To the best of management’s belief, the plan is operating in accordance with the Internal Revenue Code as of December 31, 2007.

7.	Related-Party Transactions

Plan investments include shares of mutual funds managed by RSGroup Trust Company and Fiserv Trust Company, the Trustee of the Plan and the Custodian of the Plan, respectively. The Plan also includes the common stock of Flushing Financial Corporation, the parent company of the Bank. Accordingly, these transactions qualify as party-in-interest transactions.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

EIN 11-0758150

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2007

	(a)	(b)	(c)	(e)
		Identity of issue,	Description of investment including
		borrower, lessor	maturity date, rate of interest,	Current
		or similar party	collateral, par, or maturity value	value

	*	Fiserv Trust	Sunrise Retirement Diversified Income Fund	$ 53,338
	*	Fiserv Trust	Sunrise Retirement Balanced Fund	42,455
	*	Fiserv Trust	Sunrise Retirement Balanced Equity Fund	37,031
		Wells Fargo	Stable Return Fund	641,156
	*	RSI Retirement Trust	International Equity Fund	118,319
		Alger	MidCap Growth	234,682
		Alger	LargeCap Growth	66,586
		Neuberger Berman	Genesis Fund	969,669
		T. Rowe Price	Equity Income	1,087,827
		SSgA	S&P 500 Index	1,671,849
		PIMCO	Total Return	261,226
	*	Flushing Financial Corp.	Common Stock**	2,173,812
	*	Fiserv Trust	Institutional Money Market Fund**	94,866
	*	Fiserv Trust	Money Market Fund	30,833
	*	Participant Loans	Loans to participants***	191,614

			Total	$ 7,675,263

*	Party in interest to the Plan.
**	Flushing Financial Corporation Stock Fund consists of Flushing Financial Corporation Common Stock and Fiserv Trust Institutional Money Market Fund.
***	Loans bear a rate of interest of prime rounded to the nearest one quarter of one percent.
	Interest rates range from 4.0% to 8.25% for outstanding loans to participants as of December 31, 2007.

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

EIN 11-0758150

Schedule H, line 4j– Schedule of Reportable Transactions

For the year ended December 31, 2007

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of loan)	(c) Purchase Price	(d) Selling Price	(e) Lease rental	(f) Expenses incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain
Single Transaction Exceeding 5% of Plan Assets
RSGroup Trust Company	Stable Value Fund	$568,282	$625,925	$ -	$ -	$ -	$625,925	$57,643
Series of Transactions in the Same Security Exceeding 5% of Plan Assets
HSBC Bank	Collective Trust Short Term Investment Fund Directed	$1,093,472	$1,093,472	$ -	$ -	$ -	$1,093,472	$ -

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees for the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Flushing Savings Bank, FSB 401(k) Savings Plan,

Date: June 30, 2008	By:	/s/ David W. Fry
David W. Fry
Plan Administrator

FLUSHING SAVINGS BANK, FSB 401(k) SAVINGS PLAN

INDEX TO EXHIBITS

Exhibit

23	Consent of Independent Registered Public Accounting Firm